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03054884



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 10533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2002 (MM/DD/YY) AND ENDING 04/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

K. W. Chambers & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 7th Floor
(No. and Street)

PROCESSED
JUL 01 2003
THOMSON FINANCIAL

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Overschmidt 314-236-2444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grace & Company, LLP
(Name — *if individual, state last, first, middle name*)

3117 S. Big Bend Blvd.	St. Louis	Missouri	63143
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Overschmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K.W. Chambers & Co., as of April 30, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part IIA 5th FOCUS INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: K. W. CHAMBERS & CO. [0013]

SEC File Number: 8- 10533 [0014]

Address of Principal Place of Business: 7800 FORSYTH [0020]

CLAYTON [0021] MO [0022] 63105 [0023]

Firm ID: 1432 [0015]

For Period Beginning 5/01/2002 [0024] And Ending 4/30/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: GREG A. OVERSCHMIDT, PRESIDENT [0030] Phone: (314)236-2444 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (X) [0041]

Check here if respondent is filing an audited report [X] [0042]

K. W. Chambers & Co.

April 30, 2003

CONTENTS

GRACE

Grace & Company, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
K. W. Chambers & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of ***K. W. Chambers & Co.*** as of April 30, 2003, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***K. W. Chambers & Co.*** as of April 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules on pages 13 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grace & Company, L.L.P

St. Louis, Missouri
May 21, 2003

ASSETS

Consolidated ○ [0198] Unconsolidated ☒ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	33,003 [0200]		33,003 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	102,321 [0300]	[0550]	102,321 [0810]
3.	Receivables from non-customers	[0355]	20,640 [0600]	20,640 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	88,801 [0424]		
	E. Spot commodities	[0430]		88,801 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
	A. Exempted securities [0170]			
	B. Other securities			

The accompanying notes are an integral part of the financial statements.

[0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	[0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	[0920]
11. Other assets	[0535]	[0735]	[0930]
12. **TOTAL ASSETS**	224,125 [0540]	20,640 [0740]	244,765 [0940]

The accompanying notes are an integral part of the financial statements.

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	79,371 [1115]	[1305]	79,371 [1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	12,860 [1205]	[1385]	12,860 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	[1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
	E. Accounts and other			

The accompanying notes are an integral part of the financial statements.

	borrowings not qualified for net capital purposes		[1220]	[1440]		[1750]
20.	TOTAL LIABLITIES	92,231	[1230]	[1450]	92,231	[1760]

Ownership Equity

			Total	
21.	Sole proprietorship			[1770]
22.	Partnership (limited partners [1020])			[1780]
23.	Corporations:			
	A.	Preferred stock		[1791]
	B.	Common stock	17,500	[1792]
	C.	Additional paid-in capital	27,018	[1793]
	D.	Retained earnings	122,016	[1794]
	E.	Total	166,534	[1795]
	F.	Less capital stock in treasury	14,000	[1796]
24.	TOTAL OWNERSHIP EQUITY		152,534	[1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		244,765	[1810]

The accompanying notes are an integral part of the financial statements.

STATEMENT OF INCOME (LOSS)

Period Beginning 05/01/2002 [3932] Period Ending 04/30/2003 [3933] Number of months 12 [3931]

REVENUE

		Amount	Code
1.	Commissions:		
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	23,466	[3935]
b.	Commissions on listed option transactions	73	[3938]
c.	All other securities commissions	113,551	[3939]
d.	Total securities commissions	137,090	[3940]
2.	Gains or losses on firm securities trading accounts		
a.	From market making in options on a national securities exchange		[3945]
b.	From all other trading		[3949]
c.	Total gain (loss)		[3950]
3.	Gains or losses on firm securities investment accounts	1,308	[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares	436,763	[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services	718	[3975]
8.	Other revenue	1,217,281	[3995]
9.	Total revenue	1,793,160	[4030]

EXPENSES

		Amount	Code
10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits	231,774	[4115]
12.	Commissions paid to other broker-dealers	1,332,517	[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	(2,461)	[4195]
15.	Other expenses	223,475	[4100]
16.	Total expenses	1,785,305	[4200]

NET INCOME

		Amount	Code
17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	7,855	[4210]

The accompanying notes are an integral part of the financial statements.

18.	Provision for Federal Income taxes (for parent only)		7,356 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		499 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	(25,494) [4211]

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		152,035	[4240]
	A. Net income (loss)		499	[4250]
	B. Additions (includes non-conforming capital of	[4262])		[4260]
	C. Deductions (includes non-conforming capital of	[4272])		[4270]
2.	Balance, end of period (From item 1800)		152,534	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	None	[4300]
	A. Increases		[4310]
	B. Decreases		[4320]
4.	Balance, end of period (From item 3520)	None	[4330]

The accompanying notes are an integral part of the financial statements.

K. W. Chambers & Co.

STATEMENT OF CASH FLOWS

Year Ended April 30, 2003

Cash Flows from Operating Activities:		
Net income	$	499
Noncash items included in net income:		
Gains on firm securities investment accounts		(1,308)
Reinvestment of dividends		(3,788)
Changes in:		
Receivables from brokers or dealers		(25,375)
Receivables from non-customers		(8,640)
Other assets		26,215
Payable to brokers or dealers		9,468
Accounts payable, accrued liabilities, expenses and other		1,233
Net Decrease in Cash		(1,696)
Cash at May 1, 2002		34,699
Cash at April 30, 2003	$	33,003
Supplemental Disclosures:		
Income taxes paid	$	45

The accompanying notes are an integral part of the financial statements.

K. W. Chambers & Co.

NOTES TO FINANCIAL STATEMENTS

April 30, 2003

1. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

History and Business Activity

The Company was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas and Tennessee, and the Company does not require collateral to secure receivables.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Securities

Securities, which consist of mutual funds, are recorded at market value as determined by quoted market prices. The resulting difference between cost and market value is included in operations.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities.

The Company files its income tax returns using the cash basis of accounting.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $120,634 which was $95,634 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .76 to 1.

3. Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(K)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

4. Common Stock

Common stock consists of the following:

$1 par value
30,000 shares authorized
17,500 shares issued

5. Treasury Stock

Treasury stock consists of 4,500 shares and is stated at cost.

6. Leases

During 2003, the Company entered into a month-to-month lease agreement with a related party. Rent expense was $47,332 for the year.

7. Related Parties

At April 30, 2003, the Company had a $12,000 note receivable from a stockholder, secured by cash value of life insurance policy.

The Company shares office space and employees with an entity that has a common stockholder. The principal stockholder of the Company is also the president of the Company's clearing house. During 2003, the Company entered into a consulting agreement with this related party, who provides services as a compliance director. Fees were $5,250 for the year.

During 2003, the Company entered into a Selling Group Agreement with an entity that has a common stockholder. The Company, who has registered representatives with the NASD, refers customers to the entity. The entity agrees to pay the Company up to 60% of the fees charged by the entity for its services. Advisory fee income from the entity was $391,437 for the year.

SUPPLEMENTARY INFORMATION

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☒ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☒ [4570]

Clearing Firm SEC#s	Name	Product Code	
8- 21893 [4335A]	Huntleigh Securities Corp. [4335A2]	All	[4335B]
8- ______ [4335C]	[4335C2]		[4335D]
8- ______ [4335E]	[4335E2]		[4335F]
8- ______ [4335G]	[4335G2]		[4335H]
8- ______ [4335I]	[4335I2]		[4335J]

D. (k) (3)–Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		152,534 [3480]
2. Deduct ownership equity not allowable for Net Capital		[3490]
3. Total ownership equity qualified for Net Capital		152,534 [3500]
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		[3520]
B. Other (deductions) or allowable credits (List)		
[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	[3525]
5. Total capital and allowable subordinated liabilities		152,534 [3530]
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	20,640 [3540]	
B. Secured demand note deficiency	[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
D. Other deductions and/or charges	[3610]	(20,640) [3620]
7. Other additions and/or credits (List)		
[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	[3630]
8. Net capital before haircuts on securities positions		131,894 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments	[3660]	
B. Subordinated securities borrowings	[3670]	
C. Trading and investment securities:		
1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730] 11,260	
4. Other securities	[3734]	
D. Undue Concentration	[3650]	
E. Other (List)		

	[3736A]	[3736B]		
	[3736C]	[3736D]		
	[3736E]	[3736F]	(11,260)	[3740]
		[3736]		
10. Net Capital			120,634	[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	6,149	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	25,000	[3758]
13. Net capital requirement (greater of line 11 or 12)	25,000	[3760]
14. Excess net capital (line 10 less 13)	95,634	[3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	111,411	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			92,231	[3790]
17. Add:				
A. Drafts for immediate credit		[3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
C. Other unrecorded amounts(List)				
	[3820A]	[3820B]		
	[3820C]	[3820D]		
	[3820E]	[3820F]		
		[3820]		[3830]
19. Total aggregate indebtedness			92,231	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 76	[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 38	[3860]

The Company's net capital of $120,634 is $95,634 in excess of the $25,000 minimum net capital requirement of the National Futures.

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	None [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

GRACE

Grace & Company, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL REQUIRED BY RULE 17a-5

Board of Directors
K. W. Chambers & Co.
St. Louis, Missouri

In planning and performing our audit of the financial statements of ***K. W. Chambers & Co.*** for the year ended April 30, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by ***K. W. Chambers & Co.*** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Grace & Company, L.L.P

St. Louis, Missouri
May 21, 2003